Exhibit 99.28

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Nouveau Monde Graphite Inc. (“NMG” or the “Company”)

331, Brassard Street

Saint-Michel-des-Saints, QC, J0K 3B0

Item 2	Date of Material Change

July 14, 2020

Item 3	News Release

The press release was disseminated on July 15, 2020 with respect to the material change and was filed on SEDAR.

Item 4	Summary of Material Change

On July 15, 2020, the Company announced that it had agreed with Pallinghurst Graphite Limited (“Pallinghurst”) financing transactions totaling C$20 million that will fund the next phase of NMG’s development. The Company has entered into a convertible bond subscription agreement (the “Subscription Agreement”) with Pallinghurst pursuant to which NMG has agreed to issue to Pallinghurst a secured convertible bond (the “Bond Transaction”). Concurrently, the Company has also entered into a royalty purchase agreement with Pallinghurst pursuant to which Pallinghurst has agreed to exchange the principal amount and accrued interest under its existing debt facility which has a principal amount of C$4 million into a net smelter return royalty (the “Royalty”) on the Matawinie graphite mining project (the “Royalty Transaction” and together with the Bond Transaction, the “Transactions”).

Item 5	Full Description of Material Change

Under the terms of the Subscription Agreement, the secured convertible bond (the “Bond”) is a three- year instrument with a principal amount of C$15 million. The principal amount under the Bond will bear interest at a rate per annum of 15%, payable annually commencing on December 31, 2020. Accrued interest under the Bond will be capitalized quarterly and added to the principal amount thereunder unless NMG elects to settle any accrued interest with Pallinghurst at the end of a given calendar quarter, otherwise, the annual payment of any interest shall be made in cash or in shares at the Company’s discretion. The principal amount, together with all accrued and unpaid or uncapitalized interest thereunder, will become payable on the date that is 36 months following the issuance of the Bond. The Company’s obligations under the Bond will be secured by a hypothec in favour of Pallinghurst over substantially all of NMG’s movable and immovable assets, subject to certain existing permitted encumbrances.

At any time, Pallinghurst will have the right to convert all or a portion of the Bond into such number of common shares of NMG equal to the principal amount being converted, divided by the conversion price of C$0.20 per common share. Pallinghurst will also have the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into common shares of NMG at the market price of the common shares at the future time of conversion subject to TSXV approval at such time. The Bond (and the common shares the Bond may be converted into) will be subject to a hold period of four months from the date of issuance of the Bond in accordance with applicable Canadian securities laws.

Concurrently with the issuance of the Bond, the Company will issue to Pallinghurst common share purchase warrants entitling Pallinghurst to purchase up to 75,000,000 common shares of NMG, subject to customary anti-dilution clauses, at a price of C$0.22 per common share for a period of 36 months from the issuance date of the warrants (the “Warrants”). The Warrants (and the underlying common shares) will be subject to a hold period of four months from the date of issuance of the Warrants in accordance with applicable Canadian securities laws.

The proceeds of the Bond Transaction will be used for the development of the Matawinie graphite property and general working capital purposes of the Company.

In addition, concurrently with the entering into of the Subscription Agreement, NMG entered into the royalty purchase agreement whereby NMG will issue and sell a 3.0% Royalty to Pallinghurst for an aggregate purchase price of C$4 million plus accrued interest. For a period of three years following issuance thereof, the Royalty will be subject to a 1.0% buy back right in favor of the Company. The consideration to be paid by NMG upon exercise of its buy back right will be equal to approximately C$1.3 million, plus an amount equal to interest accrual at a rate of 9.0% per annum from and after the closing of the Transactions up to the buyback date. Pursuant to the Royalty, Pallinghurst will have the right, for a period of three years following closing of the Transactions, to request that the Royalty be converted into a graphite stream agreement or other similar forward purchase agreement, provided that NMG will not be required to complete any such conversion if such conversion could have a negative impact on NMG.

The final purchase price for the Royalty will be established at closing of the Transactions, and will be equal to the sum of (i) C$4 million, plus (ii) an amount equal to all accrued and unpaid interest under a promissory note dated June 27, 2019 in the principal amount of C$2 million and a promissory note dated March 16, 2020 in the principal amount of C$2 million (the “Promissory Notes”). The purchase price for the Royalty will be satisfied by setting-off all amounts owing by NMG to Pallinghurst under the Promissory Notes.

Closing of the Transactions is expected to occur at the end of August 2020 and is subject to customary closing conditions, including obtaining final regulatory approvals and approval from a majority of the minority shareholders of NMG, as well as to the concurrent closing of both the Bond Transaction and the Royalty Transaction.

Pallinghurst owns, or exercises control or direction over, more than 10% of the outstanding voting securities of NMG and as such, Pallinghurst is a related party of NMG. The Transactions constitute a “related party transaction” within the meaning of Regulation 61-101 – Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) and Policy 5.9 – Protection of Minority Security Holders in Special Transactions of the TSXV. The Company relied on the exemption from the valuation requirements contained in section 5.5(b) of Regulation 61-101 in respect of related party participation in the Transactions, as the securities of the Company are not listed on any of the specified markets.

Pallinghurst currently owns 52,350,000 common shares of NMG representing 19.99% of the issued and outstanding common shares. Assuming the conversion in whole of the Bond, Pallinghurst would own 127,350,000 common shares of NMG representing 37.80% of the issued and outstanding common shares. In addition, assuming the conversion in whole of the Bond and the exercise in full of the Warrants, NMG would receive additional proceeds of $16.5 million upon exercise of the Warrants and Pallinghurst would own 202,350,000 common shares of NMG representing 49.12% of the then issued and outstanding common shares.

The board of directors of NMG has unanimously approved the Transactions, with interested directors Arne H. Frandsen and Chris Shepherd having declared a conflict of interest in, and abstaining from voting on, the matters being considered.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report.

Eric Desaulniers

edesaulniers@nouveaumonde.ca

+1 819 923-0333

Item 9	Date of Report

July 24, 2020